SO
3-22-04

04003846

[UNITED S]TES
[SECURITIES AND EXCHAN]GE COMMISSION
[Washi]ngton, D.C. 20549

1f 3-12-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34709

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 First Avenue
(No. and Street)

Columbus (City) GA (State) 31901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beth E. Burns Senior Vice President 706-649-2458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE, Suite 2000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/23

OATH OR AFFIRMATION

I, Patricia Whipple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, INC., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2004

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents (note 7)	$	5,330,145	5,980,543
Investments (note 3)		9,800	13,100
Commissions receivable (note 7)		351,034	132,973
Income tax refund receivable from Parent		673,633	766,334
Other receivables		285,331	134,233
Investments held in trust (note 6)		280,823	219,434
Furniture, fixtures, and equipment, net (note 4)		1,220,374	1,526,913
Goodwill, less accumulated amortization of $186,762 in 2003 and 2002		39,359	39,359
Deferred income taxes (note 5)		1,611,705	1,725,789
Prepaid compensation		796,994	1,163,734
Other assets		509,099	653,645
Total assets	$	11,108,297	12,356,057
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses (notes 6 and 7)	$	2,035,276	1,981,349
Stockholder's equity (notes 2 and 7):			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500	500
Additional paid-in capital		18,377,346	18,281,546
Accumulated deficit		(9,304,825)	(7,907,338)
Total stockholder's equity		9,073,021	10,374,708
Commitments and contingencies (notes 8 and 9)			
Total liabilities and stockholder's equity	$	11,108,297	12,356,057

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Operating income:			
Commissions	$	14,863,431	13,325,805
Investment banking		2,699,043	2,544,309
Portfolio management fees (note 7)		1,515,251	962,280
Interest (note 7)		26,760	56,116
Other		410,383	427,869
Total operating income		19,514,868	17,316,379
Operating expenses:			
Employee compensation and benefits (note 6)		13,930,090	13,376,294
Selling, general, and administrative expenses (note 7)		3,872,770	4,079,182
Brokerage fees		1,329,849	1,688,063
Occupancy and equipment (note 7)		1,301,126	1,271,259
Other expenses (note 7)		1,334,114	891,650
Total operating expenses		21,767,949	21,306,448
Loss before income tax benefit		(2,253,081)	(3,990,069)
Income tax benefit (note 5)		855,594	1,527,726
Net loss	$	(1,397,487)	(2,462,343)

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Stockholder's Equity

Years ended December 31, 2003 and 2002

	Shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2001	500	$ 500	15,205,046	(5,444,995)	9,760,551
Cash capital contribution (note 7)	—	—	3,000,000	—	3,000,000
Stock option tax benefit (note 6)	—	—	76,500	—	76,500
Net loss	—	—	—	(2,462,343)	(2,462,343)
Balances at December 31, 2002	500	500	18,281,546	(7,907,338)	10,374,708
Stock option tax benefit (note 6)	—	—	95,800	—	95,800
Net loss	—	—	—	(1,397,487)	(1,397,487)
Balances at December 31, 2003	500	$ 500	18,377,346	(9,304,825)	9,073,021

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net loss	$	(1,397,487)	(2,462,343)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization		360,593	371,139
Loss on expiration of stock warrants		3,300	—
Deferred income tax expense		114,084	339,955
(Increase) decrease in assets and increase (decrease) in liabilities:			
Commissions receivable		(218,061)	(34,631)
Other receivables		(151,098)	(90,672)
Income tax refund receivable from Parent		188,501	(338,587)
Other assets		511,286	(50,054)
Accounts payable and accrued expenses		(7,462)	639,306
Net cash used in operating activities		(596,344)	(1,625,887)
Cash flows used in investing activities:			
Purchase of furniture, fixtures, and equipment		(54,054)	(137,123)
Cash flows provided by financing activities:			
Capital contributions		—	3,000,000
Net (decrease) increase in cash and cash equivalents		(650,398)	1,236,990
Cash and cash equivalents at beginning of year		5,980,543	4,743,553
Cash and cash equivalents at end of year	$	5,330,145	5,980,543
Supplemental disclosures of cash flow information:			
Income taxes paid	$	—	—
Noncash investing activity:			
Net appreciation (depreciation) of investments held in trust		61,389	(28,399)
Noncash financing activities:			
Stock option tax benefit allocated from Parent (note 6)		95,800	76,500

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its activities include investment advisory services, full-service brokerage services, investment banking, and economic research.

(b) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Revenue Recognition

Commissions income represents the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions income is recorded on a settlement date basis, which does not differ materially from trade date basis.

Investment banking income represents fees for services arising from securities offerings or placements in which the Company acts as an agent. It also includes fees earned from providing advisory services. Fees are recognized at the time the underwriting is completed and the income is reasonably determinable.

Portfolio management fees represent monthly fees charged on a contractual basis to customers for the management of their investment portfolios.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(e) Investments

All investment securities are classified as trading securities and are carried at market value with unrealized gains and losses recognized in the statements of operations.

(f) Investments Held in Trust

Investments held in trust consist of the assets held by the trust fund established for the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan (the Trust) which is further discussed in note 6. The investments held in the Trust, which are readily marketable, are carried at market value. Realized and unrealized gains (losses) resulting from adjustments to market value, as

(Continued)

well as any earnings related to the investments, are recorded as a change in the investments held in trust account with a corresponding change to the deferred compensation payable account.

(g) ***Furniture, Fixtures, and Equipment***

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets.

(h) ***Prepaid Compensation***

The Company has made noninterest-bearing advances to certain employees when hired that are being ratably forgiven over the terms of the specific employment agreements. This prepaid compensation is being amortized on a straight-line basis over the terms of the employment agreements which range from four to five years.

(i) ***Income Taxes***

The Company's operating results are included in the consolidated income tax returns of Synovus. Synovus allocates income taxes to the Company based on Synovus' tax rates in its consolidated tax returns with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) ***Goodwill***

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, was amortized using the straight-line method over 20 years, prior to January 1, 2002. The Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *Goodwill and Other Intangible Assets* on January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment test for the year ended December 31, 2003.

(2) Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $3,239,031, which was $2,989,031 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.63 to 1.

(Continued)

(3) Investments

Investments at December 31, 2003 and 2002 are as follows:

		2003	2002
Stock warrants	$	9,800	13,100

(4) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment, net consists of the following at December 31, 2003 and 2002:

		2003	2002
Furniture and fixtures	$	972,902	956,645
Computer equipment and purchased software		1,384,911	1,335,776
Leasehold improvements		786,142	763,057
Capital projects in process		—	34,423
		3,143,955	3,089,901
Less accumulated depreciation		1,923,581	1,562,988
	$	1,220,374	1,526,913

(5) Income Taxes

Income tax benefit for the years ended December 31, 2003 and 2002 consists of:

		2003	2002
Federal:			
Current benefit	$	(811,199)	(1,627,919)
Deferred expense		103,150	307,620
State:			
Current benefit		(158,479)	(239,762)
Deferred expense		10,934	32,335
	$	(855,594)	(1,527,726)

(Continued)

Income tax expense (benefit) attributable to loss before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to loss before income tax benefit as follows:

		2003	2002
Computed "expected" tax benefit	$	(788,578)	(1,396,524)
State income tax benefit, net of Federal income tax effect		(95,904)	(134,828)
Other, net		28,888	3,626
	$	(855,594)	(1,527,726)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2003 and 2002 are presented below:

		2003	2002
Deferred income tax assets:			
Purchase price allocation on Robert Andrews Securities, Inc.	$	1,599,890	1,695,402
Deferred compensation		108,707	103,058
Other		5,917	—
Total gross deferred income tax assets		1,714,514	1,798,460
Deferred income tax liabilities:			
Depreciation		(73,151)	(67,224)
Other		(29,658)	(5,447)
Total gross deferred income tax liabilities		(102,809)	(72,671)
Net deferred tax asset	$	1,611,705	1,725,789

There was no valuation allowance for deferred tax assets at December 31, 2003 and 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Given that Synovus allocates tax benefits to the Company relating to the Company's losses included in the Synovus consolidated tax returns, management believes it is more likely than not the Company will realize the benefits of these amounts.

(6) Employee Benefits

The Company has adopted the Synovus Profit Sharing Plan, which is a noncontributory, trusteed profit sharing plan covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of the Company, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. The Company's contribution to this plan charged to expense was $171,300 in 2003 and $194,580 in 2002.

(Continued)

The Company has adopted the Synovus Employee Stock Purchase Plan, whereunder the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock. The Company's contribution to this plan charged to expense was $239,734 in 2003 and $189,593 in 2002.

The Company has adopted the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of the Company, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. The Company's contribution to this plan charged to expense was $589,955 in 2003 and $500,583 in 2002.

The Company has adopted the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan and has established a trust fund (the Trust) to carry out the purposes of the plan. The Trust constitutes a "rabbi trust" as defined under Internal Revenue Service letter rulings. Accordingly, participants to the plan have no rights against the Trust other than the rights of a general, unsecured creditor of the Company. The investments held in the Trust consist primarily of common stock mutual funds which are carried at fair value. The liability to each participant in the plan is adjusted for earnings, gains, and losses from the investments in the Trust and is included in accounts payable and accrued expenses in the accompanying statements of financial condition. Company contributions to this plan on behalf of each participant are determined annually at the discretion of the Company's board of directors. No contributions were made to this plan in 2003 or 2002.

Under various Synovus stock option plans, Synovus has granted options for shares of Synovus common stock to several executive officers of the Company. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date. During 2003 and 2002, employees of the Company exercised certain nonqualified stock options of Synovus. The income tax benefit of $95,800 and $76,500 associated with Synovus' deduction of the related compensation amount was allocated to the Company and recorded as additional paid-in capital in 2003 and 2002, respectively.

(7) Transactions with Affiliates

The Company had cash balances of $977,260 and $928,017 on deposit at Columbus Bank and Trust Company, which is also a wholly owned subsidiary of Synovus, as of December 31, 2003 and 2002, respectively. Interest income generated on interest-bearing deposits with CB&T was $617 in 2003 and $1,334 in 2002.

(Continued)

Income and expenses recognized on transactions with affiliated companies during 2003 and 2002 included the following:

		2003	2002
Income – portfolio management fees and bond accounting	$	931,949	504,518
Expenses:			
Management fee – human resources and other corporate overhead allocations		1,097,641	1,077,836
Internal audit fees		53,035	50,725
Rent expense		353,194	285,102
Postage		54,258	51,565
Interest expense		—	8,192
Other		42,018	55,553

The Company had amounts due to Synovus of $884,173 and $827,953 at December 31, 2003 and 2002, respectively. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The Company had amounts due from affiliated companies of $5,289 and $-0- as of December 31, 2003 and 2002, respectively, which is included in commissions receivable.

The Company received a cash capital contribution of $3,000,000 from Synovus in 2002.

(8) Commitments

The Company has noncancelable operating leases for office space and certain computer software, hardware, and support services. At December 31, 2003, minimum required payments under these agreements were as follows:

2004	$	634,789
2005		511,549
2006		360,006
2007		203,975
Total lease commitments	$	1,710,319

Nonaffiliated rent expense for the years ended December 31, 2003 and 2002 was $430,888 and $440,666, respectively.

(9) Contingencies

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(10) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and 2002 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2003 and 2002

		2003	2002
Aggregate indebtedness – accounts payable and accrued expenses	$	2,035,276	1,981,349
Stockholder's equity:			
Common stock	$	500	500
Additional paid-in capital		18,377,346	18,281,546
Accumulated deficit		(9,304,825)	(7,907,338)
Total stockholder's equity qualified for net capital		9,073,021	10,374,708
Deductions and/or charges:			
A. Nonallowable assets:			
Furniture, fixtures, and equipment, net		1,220,374	1,526,913
Other assets (including investments held in trust)		1,596,716	2,049,913
Cash items		9,811	10,341
Income tax refund receivable		673,633	766,334
Goodwill		39,359	39,359
Deferred income tax asset		1,611,705	1,725,789
Interest receivable		210,999	113,571
Other receivables		80,516	10,089
B. Fidelity bond deductible		—	5,000
C. Haircuts on securities pursuant to Rule 15c3-1		390,877	453,797
Net capital		3,239,031	3,673,602
Minimum capital required to be maintained (greater of $250,000 or 6 2/3% of aggregate indebtedness of $2,035,276 and $1,981,349 in 2003 and 2002, respectively)		250,000	250,000
Net capital in excess of requirement	$	2,989,031	3,423,602
Ratio of aggregate indebtedness to net capital		0.63 to 1	0.54 to 1

Reconciliation pursuant to Rule 17a-5(d)(4) – Form X-17-A-5 Part IIA and amounts reported above:

		2003	2002
Additional paid-in capital, as reported in Unaudited Form X-17-A-5 Part IIA Focus report	$	18,292,291	18,196,491
Audit adjustment – reclassification to account for the merger of Robert Andrews Securities, Inc.		85,055	85,055
Additional paid-in capital per above	$	18,377,346	18,281,546
Accumulated deficit as reported in Unaudited Form X-17-A-5 Part IIA Focus report	$	(9,219,770)	(7,822,283)
Audit adjustment – reclassification to account for the merger of Robert Andrews Securities, Inc.		(85,055)	(85,055)
Accumulated deficit per above	$	(9,304,825)	(7,907,338)

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Exemption Pursuant to Rule 15c3-3

Supplementary Information

December 31, 2003 and 2002

The Company claims an exemption from Rule 15c3-3 under the following section:
(k)(2)(B) – "All customer transactions are cleared through another broker/dealer on a fully disclosed basis."

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors
Synovus Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Synovus Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Determining compliance with the exemptive provisions of Rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2004